Exhibit 21

List of Registrant’s Active Subsidiaries

Opus Diagnostics Inc.
Delaware Corporation
100% owned by Caprius, Inc.

M.C.M. Environmental Technologies, Inc.
Delaware Corporation
96.66% owned

M.C.M. Environmental Technologies, Ltd.
Israeli Corporation
100% owned by M.C.M. Environmental Technologies, Inc.

M.C.M. Environmental Technologies (UK) Ltd.
United Kingdom
100% owned by M.C.M. Environmental Technologies, Inc.